SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/30/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
489,766

8. SHARED VOTING POWER
430,134

9. SOLE DISPOSITIVE POWER
489,766
_______________________________________________________

10. SHARED DISPOSITIVE POWER
430,134


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
919,900 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
489,766

8. SHARED VOTING POWER
430,134

9. SOLE DISPOSITIVE POWER
489,766
_______________________________________________________

10. SHARED DISPOSITIVE POWER
430,134


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
919,900 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
489,766

8. SHARED VOTING POWER
430,134

9. SOLE DISPOSITIVE POWER
489,766
_______________________________________________________

10. SHARED DISPOSITIVE POWER
430,134


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
919,900 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
489,766

8. SHARED VOTING POWER
430,134

9. SOLE DISPOSITIVE POWER
489,766
_______________________________________________________

10. SHARED DISPOSITIVE POWER
430,134


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
919,900 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of DWS High Income Opportunities Fund, Inc. ("DHG" or the "Issuer").

The principal executive offices of DHG are located at

345 PARK AVENUE
NEW YORK, NY 10154-0004


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are undervalued and may communicate with management about measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the NCSRS filed on June 3,2014, there were 16,269,962 shares of common stock outstanding as of March 31, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 9, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 919,900 shares of DHG (representing 5.65% of DHG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 919,900 shares of DHG include 489,766 shares (representing 3.00% of DHG's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs.Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas
West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 919,900 shares of DHG beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 430,134 shares (representing 2.65% of DHG's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 489,766 shares. Bulldog Investors, LLC has shared power to dispose of and vote 430,134 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DHG's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of DHG were purchased:

Date:		        Shares:		Price:
05/13/14		 491 		14.7700
05/28/14		 10,800 	14.6500
05/29/14		 200 		14.6500
06/30/14		 700 		14.6700
06/02/14		 12,375 	14.6800
06/03/14		 17,592 	14.6393
06/04/14		 12,402 	14.6377
06/05/14		 10,936 	14.6482
06/06/14		 300 		14.6500
06/09/14		 5,669 		14.6700
06/10/14		 4,388 		14.6700
06/12/14		 3,002 		14.7458
06/13/14		 4,453 		14.7500
06/16/14		 7,367 		14.7495
06/17/14		 17,400 	14.7196
06/18/14		 3,866 		14.6500
06/19/14		 18,402 	14.7153
06/20/14		 6,100 		14.7177
06/23/14		 5,718 		14.7200
06/25/14		 10,800 	14.7897
06/30/14		 38,621 	14.7786
07/01/14		 25,000 	14.7224
07/02/14		 1,442 		14.6600
07/03/14		 14,064 	14.6419
07/07/14		 8,478 		14.6800
07/08/14		 19,410 	14.6775
07/09/14		 7,726 		14.7099



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/10/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 10 day of July, 2014, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of DWS High Income Opportunities Fund (DHG), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of DHG;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member